

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 13, 2008

VIA U.S. MAIL and FACSIMILE (949) 428-8515

Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

   RE: Composite Technology Corporation
      Form 10-K for the Fiscal Year Ended September 30, 2007
      File No. 000-10999

Dear Mr. Carney:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Brian Cascio
        Branch Chief